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                              March 21, 2023

       Marc Johnson
       Chief Financial Officer
       NextSource Materials Inc.
       130 King Street West
       Exchange Tower Suite 1940
       Toronto, Ontario
       Canada M5X 2A2

                                                        Re: NextSource
Materials Inc.
                                                            Form 20-F for the
Fiscal Year ended June 30, 2022
                                                            Filed October 31,
2022
                                                            File No. 000-51151

       Dear Marc Johnson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended June 30, 2022

       Cross Reference, page 2

   1. We note that you have not provided disclosures in the main body of your annual report on
                                                        Form 20-F though have
instead indicated an intention to incorporate-by-reference various exhibits to the same
report for the prescribed content.

                                                        Under Rule 12b-23(e) of
Regulation 12B, you would need to identify at the particular place where the
information is required, the specific locations of the information that you wish to
incorporate-by-reference, including not only the document where the information was originally filed or
submitted, but also the specific location of the information within that document; and you
may not incorporate-by-reference information in any case where doing so would render
the disclosure incomplete, unclear, or confusing.
 Marc Johnson
FirstName
NextSourceLastNameMarc
            Materials Inc. Johnson
Comapany
March      NameNextSource Materials Inc.
       21, 2023
March2 21, 2023 Page 2
Page
FirstName LastName

         Under General Instruction C(a) to Form 20-F, would need to include the numbers and captions of all items and it should be clear which disclosures are being provided in response to each prescribed category of information.

         We note that you have not identified the specific locations within the exhibits for any of the required content, have identified multiple exhibits for some items without any indication of the basis upon which disclosures are partitioned, and have not included all of the prescribed item numbers and captions within the exhibits or provided any other means within the exhibits of clearly associating content with specific item requirements.

         Given these observations and the extent of incongruencies between the organization of content in your exhibits and the form item structure, it appears that you should amend your filing to include the required disclosures in the main body of the annual report.
Exhibit 99.1
Mineral Development Projects, page 9

2. Please modify your disclosures as necessary to differentiate between your material properties and non-material properties in providing the summary and individual property disclosures that are required by Item 1303 and Item 1304 of Regulation S-K, which is applicable pursuant to Instruction 3 to Item 4 of Form 20-F.

         Please also describe the criteria that you applied in making the material vs. non-material determinations pursuant to Item 1301(c) of Regulation S-K.
3. Please modify your filing to include the maps showing the locations of your mining properties to comply with Item 1303 (b)(1) and 1304(b)(1) of Regulation S-K.
Resource and Reserve Estimates, page 13

4. We note that you have disclosed estimates of resources and reserves and economic metrics for your Molo and Green Giant properties, although have not filed a technical report summary of a qualified person to support these disclosures with your annual report.

         Please amend your filing to include the technical report summary that you have relied upon in preparing such disclosures to comply with Item 1302(b)(2) of Regulation S-K, which is applicable pursuant to Instruction 3 to Item 4 of Form 20-F.

         However, if you are unable to support the disclosures based on information and supporting documentation prepared by a qualified person, as defined in
Item 1300 of
         Regulation S-K, you would need to remove the disclosures until appropriate documentation has been prepared and filed.
5. We note that you report combined estimates of resources and reserves which is contrary to the form requirements. Please modify your filing to report the resource and reserve estimates separately to comply with Item 1303(b)(3)(ii) of Regulation S-K.
 Marc Johnson
NextSource Materials Inc.
March 21, 2023
Page 3
6. We note that you report inconsistent estimates of probable reserves in the tabulations on pages 13 and 20. If you are able to support your disclosures with an appropriate technical report summary, resolve this inconsistency. Otherwise, the disclosures should be removed.
7. We note that you do not disclose a basket or weighted average price for the graphite products used in determining your estimates of resources and reserves; the associated metallurgical recoveries; or the operational costs and other parameters involved in establishing the economic cutoff grade.

         Please modify your filing to include this information to comply with
Item 1302(d)(2) of
         Regulation S-K, which is applicable pursuant to Instruction 3 to Item 4 of Form 20-F.

         This information should accompany your estimates of mineralization either in footnotes to the tabulations or in adjacent disclosures.
8. Please expand your disclosures to include the book values of material properties to comply with Item 1304 (b)(2)(iii) of Regulation S-K.
9. Please expand your disclosure to include a reconciliation between your estimates of resources and reserves as reported at the end of the most recently completed fiscal year and the end of the prior year to comply with Item 1304(e) of Regulation S-K.
Exhibit 99.3
Battery Anode Facility (BAF), page 28

10. We note your disclosure of the April 12, 2021 binding partnership agreement for the construction of the BAF plants with certain Chinese and Japanese partners. Please file the partnership agreements as exhibits to comply with Item 19.4 of Form
20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact Ken
Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the mineral property disclosure requirements.

         Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameMarc Johnson                                Sincerely,
Comapany NameNextSource Materials Inc.
                                                              Division of
Corporation Finance
March 21, 2023 Page 3                                         Office of Energy
& Transportation
FirstName LastName